SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X           Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated November 14, 2006, of Interim Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 14, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary

14 November 2006

SCOTTISHPOWER DELIVERS STRONG HALF YEAR RESULTS

Results for the six months ended 30 September 2006

	Adjusted results*			Reported results
	Sep-06	Sep-05		Sep-06	Sep-05
Operating profit	£517m	£326m	+59%	£396m	£197m
Profit before tax	£483m	£273m	+77%	£271m	£17m
Profit from continuing operations	£330m	£237m	+39%	£181m	£88m
Continuing earnings per share	21.05p	12.83p	+64%	11.54p	4.72p
Group earnings per share	21.05p	20.50p	+3%	11.54p	12.53p
Cash generated from operations	£600m	£179m		£600m	£179m
Dividend	11.4p	10.4p		11.4p	10.4p

•	Energy Networks adjusted operating profit £245m* - up £4m

Regulated revenue growth, strong cost management and improved network performance

•	Energy Retail & Wholesale adjusted operating profit £216m* - up £126m

Strong generation returns particularly from coal, and benefits from our forward commodity procurement strategy. Also delivering improved customer service, better debt management and initiatives to help the ‘fuel poor’

•	PPM Energy adjusted operating profit £68m* - up £58m

Benefiting from wind development activities and good growth in gas storage and energy management

•	Cash generated from operations increased by £421m to £600m after £102m special contribution to pension fund

Strong operational performance and working capital improvements

•	Capital investment of £460m; 60% for growth principally in UK and US wind farms

Philip Bowman, ScottishPower Chief Executive, said:

“These are excellent results and the first reported from the newly restructured and re-focused ScottishPower, since the sale of PacifiCorp in March this year. They demonstrate the transformation of the Group and the benefits of the actions we have taken to enhance operational performance and generate attractive returns from our investment programme. As a result, we have achieved strong performances across all business areas, particularly from the Energy Retail & Wholesale business and PPM Energy. In addition, our increased focus on cash generation and better working capital management is already delivering results with an additional £421 million of cash from operations during the period.”

Note: Items marked * throughout this document represent our reported results adjusted to: exclude the effects of certain IAS 39 remeasurements; exclude exceptional items in relation to 2005/06; and to include depreciation charges in relation to PacifiCorp incurred from 24 May 2005 to 30 September 2005. Further details, are given in the Financial Review section.

For further information:

Media enquiries:

Colin McSeveny, Media Relations Director	+44 (0) 141 636 4515
Anthony Cardew, Cardew Group	+44 (0) 20 7930 0777

Investor enquiries:

Peter Durman, Investor Relations Director	+44 (0) 141 636 4527

Presentation material:

The results presentation will be available on the corporate website www.scottishpower.com from 09.00 (UK time) on Tuesday 14 November 2006.

Presentation webcast/audio broadcast:

A live webcast of the presentation to analysts will be available on the investor relations section of www.scottishpower.com at 09.30 (UK time) on Tuesday 14 November. A recording of the webcast will be available from around 14.00 (UK time).

A live audio broadcast of the presentation and question and answer session will also be available. The presentation can be accessed by dialling:

UK:	0500 551 077
International:	+44 (0)20 7162 0025
US/Canada:	1 877 491 0064

Conference call:

A conference call will be held for analysts and investors at 16.00 (UK time) on Tuesday 14 November. The call can be accessed by dialling:

UK:	0800 953 1444
International:	+44 (0)1452 561 365
US/Canada:	1 866 220 1431

A recording of the conference call will be available until 21 November 2006:

International:	+44 (0)1452 550 000	Access code: 9341258#

Photography:

Photographs will be sent to picture desks on Tuesday 14 November. Photograph enquiries should be directed to +44 (0)141 636 4557.

CHIEF EXECUTIVE’S REVIEW

ScottishPower has delivered a strong first half performance with adjusted operating profit up by 59% to £517 million*, adjusted profit before tax up by 77% to £483 million* and adjusted profit from continuing operations up 39% to £330 million*. On a reported basis, operating profit was £396 million, profit before tax was £271 million and profit from continuing operations was £181 million. The difference between the adjusted and reported results relate to certain IAS 39 remeasurements, further details of which are given in the Financial Review.

All our businesses have delivered good performances with the non-regulated energy businesses in the UK and US, in particular, contributing to the strong growth. Of the £191 million increase in adjusted operating profit, £126 million came from Energy Retail & Wholesale and £58 million was from PPM Energy in the US. The key drivers for the growth in operating profit were:

•	The successful optimisation and flexible performance of our UK generation fleet, especially our coal-fired plant;

•	The benefit of our rolling commodity hedging programme and energy management activities in the UK, together with increased retail tariffs, which have helped to offset the impact of high wholesale prices and environmental compliance costs;

•	The contribution from our investment in wind farms in the UK;

•	Good growth at PPM Energy driven by a full six month contribution from wind farm developments completed in the past 12 months, the sale of Leaning Juniper wind farm through its first ‘build-to-sell’ transaction, and by its gas storage and energy management activities; and

•	Cost efficiencies resulting from the restructuring programme that began last year.

Energy Networks continues to perform well with profit growth from an increase in regulated revenues and strong cost management. Our targeted investment programme and operational improvements have delivered a further improvement in network performance.

We have continued to drive operating efficiencies through our restructuring programme which commenced last year and delivered a further £20 million of savings during this first half, bringing the total delivered to date to £30 million. We are on track to deliver the remainder of the programme by 2008, which totals £60 million of savings.

Our strong operational performance and increased focus on working capital management and improved cash conversion have contributed to an increase of £421 million in cash generated from operations to £600 million, after the £102 million special pension contribution. In particular, we have delivered working capital efficiencies through better inventory control and customer debt management initiatives, and have also benefited from a significant reduction in margin deposits in PPM Energy.

Capital investment during the half year of £460 million was driven by our wind farm development programme in the UK and US; the upgrade and reinforcement of our generation and network assets in the UK; and the start of the Flue Gas Desulphurisation (FGD) installation project at Longannet power station in Scotland.

We are actively engaged with the UK Government through the Energy Review. We welcome the Review’s recognition that significant investment to replace and modernise the UK’s generation and infrastructure assets is essential to address energy supply security and environmental concerns. We support the development of mechanisms, such as the EU Emissions Trading Scheme and the UK Renewables Obligation, that provide industry with the long-term certainty necessary to underpin investment. However, we are concerned that unexpected revisions to these mechanisms could damage investor confidence. UK competitiveness may also be undermined by the inconsistent approaches EU Member States have adopted to setting Phase II carbon emissions allocations. The measures under the Energy Efficiency Commitment (EEC) alone will not meet the Government’s aims to improve the energy efficiency of the UK’s housing stock or to reduce energy demand. We believe that smart metering technology can make a major contribution to demand reduction, and that it is now ready to be rolled out on a national basis.

ScottishPower has a strong blend of high-growth competitive and low-risk regulated businesses; each well positioned in its market and well placed for future growth and investment. Our strategy to grow shareholder value in each business is clear:

•	In Energy Networks, we plan to deliver returns at, or in excess of, the level of allowed cost of capital on our expanding regulated asset base, through continued improvement in our asset and operational management.

•	In Energy Retail & Wholesale, we are focusing on maximising returns from the integrated business through: optimising and expanding our diversified generation fleet; effective energy management activities; improving customer service; operational efficiencies; improved cash conversion; and as a leading developer of renewable energy.

•	In PPM Energy, we are continuing to build leading positions in wind generation and independent gas storage, and expand our energy management and origination businesses.

This has been a period of significant change for the Group with major restructuring and re-focusing of the business. Against this background of change, we are delivering our investment programme and associated returns whilst continuing the process of cost reduction across the business. We set out this year to continue the rapid and effective implementation of our strategy to enhance the performance of all our operations. We have sought to become leaner and more responsive - to speed up decision-making and to push accountability out into the business. This will enable us to be more competitive and to respond more quickly to our customers and changing market conditions. The effective implementation of our strategy is already delivering improved results with strong profit growth and cash generation. The Operational Review describes some of the many different initiatives underway across our business which are reducing cost, improving working capital, enhancing network performance and delivering better customer service and experience. The transformation of ScottishPower is creating a solid platform to grow shareholder value.

OPERATIONAL REVIEW

Energy Networks

-	Adjusted operating profit up £4 million to £245 million*

-	Invested £157 million to expand and improve our network performance

-	Network performance improved by 5%

-	Engaging with Ofgem on Transmission Price Control Review

Energy Networks adjusted operating profit rose by £4 million to £245 million* for the half year. This reflects an increase in regulated revenues of £7 million and ongoing reductions in controllable costs, partly offset by a slight rise in pension costs and the year-on-year effect of property sales income which benefited the same period last year by £3 million.

For the half year, net capital investment was £157 million, with 32% invested for growth. The growth investment has been directed to network reinforcement programmes, particularly in Liverpool and Central Scotland, and investment to support new renewable infrastructure. Refurbishment investment of £107 million included substation and overhead line expenditure designed to improve network resilience and system performance. In addition, we have accelerated our programme to install network controllable points, which will allow us to quickly isolate faults in the network and thereby enable services to be restored to customers more rapidly and efficiently. As a result, 5,000 of these points will be installed across our 112,000 km network by the Summer of 2008, ahead of our original timetable of 2010, and we aim to install over a quarter of these by the end of this financial year.

Section 37 applications for the Beauly-Denny transmission line and the Denny North substation have been lodged; and the public inquiry is due to commence in February. In addition, we have agreed with Ofgem the level of investment required to upgrade the Scotland-England interconnector. Work has now begun to upgrade this interconnector to 2,800 MW of capacity by 2010.

Network performance continues to benefit from our targeted investment programme and improved operating practices. Network performance measured in terms of Customer Interruptions and Customer Minutes Lost improved by an average of 5% against the same period last year. Targeted investment in infrastructure, such as network controllable points and telecontrol systems, and maintenance activities, such as tree-cutting, will help to drive further improvements in network performance. In addition, the continued roll-out of better mobile information technology and satellite navigation for our field-based response teams will help us to respond more effectively to network faults. We have combined our Scottish distribution and transmission network control centres on one site at Kirkintilloch. This will provide further focus on improved network performance and customer service. We have also established, as part of Ofgem’s Innovation Funding Initiative, a range of research and development projects designed to improve network performance including a project to examine network designs and the implications of distributed generation.

We continue to work with Ofgem on the next Transmission Price Control Review, which will apply for the five year period from April 2007. Our objective is to achieve a fair outcome with sufficient and timely funding for the considerable increase in capital investment required to maintain a safe and reliable network and to support the development and connection of the growing renewable generation capacity. In particular, we believe the cost of capital should be sufficient to ensure that we are able to finance our business effectively at a time when significant investment is required to meet the Government’s targets for renewables and to ensure security of supply. We strongly disagree with the report by Ofgem’s advisers that assumes that the forward-looking leveraged beta will be below unity, particularly at a time of high investment levels and increased risk. Our investment allowance should also be sufficient to fund new connections and to enhance our transmission capacity to support the additional renewable connections. In addition, this significant investment programme comes at a time when growth in the global infrastructure market is causing inflationary pressures, which needs to be taken into account as part of this Review.

Energy Retail & Wholesale

-	Adjusted operating profit up £126 million to £216 million*

-	Strong generation returns particularly from coal-fired plant

-	Robust commodity procurement strategy

-	Investment in renewables delivering returns

-	Customer service improved and customer numbers held stable in volatile market

-	Continue to shield customers from the full brunt of wholesale prices

-	Customer debt management delivering working capital efficiencies

-	Range of measures introduced to help ‘fuel poor’

Adjusted operating profit increased by £126 million to £216 million* for the half year. The key growth drivers have been strong generation returns, particularly from our coal-fired plant; the benefits of our rolling commodity procurement strategy and energy management; returns from the investment in our renewables programme; and a £15 million gain on the sale of Knapton power station. In addition, our cost efficiency initiatives and tight control of operating costs resulted in lower net operating costs.

High gas and electricity wholesale prices have resulted in better spreads, particularly for our coal plant. Our investment in flexible generation and ability to secure low sulphur coal were key to delivering strong returns in these market conditions. We have increased our coal plant running by 74% to 6.8 TWh whilst at the same time reduced output from our gas plant by 44% to 2.9 TWh, optimising economic running and availability. This ability to react to changing market conditions comes from our diversified fuel mix and ability to flex the plant operation. We retained our position as one of the top performers in the

Balancing Mechanism with a contribution of £14 million. Strong returns from generation will support future investment including the installation of FGD equipment at our largest coal plant, Longannet.

Against a background of high commodity prices and unprecedented market volatility, we continue to benefit from our forward commodity procurement strategy, which has delivered a weighted average cost of gas and electricity below current wholesale market rates. We are 98% hedged for the remainder of this financial year but have an increasing exposure beyond this Winter in order to manage our average cost base in the event that wholesale prices fall. This will allow us to remain competitive in terms of our retail cost base. Our successful commodity procurement strategy has also provided a direct benefit for our customers as we have been able to protect them from the high price increases seen in the wholesale commodity market. We estimate this to have benefited a typical dual fuel customer by £200 a year on average, over the past two years.

The returns from our retail business at market rates remained poor due to rising commodity and environmental compliance costs, which in the half year have more than offset recent retail tariff increases. As a result, we have deliberately constrained customer growth and our customer numbers have been held broadly stable during the period at 5.2 million.

A key area of focus for Energy Retail has been customer service where we have delivered improvements through our new call centre telephony system and re-organisation of customer service operations, which are delivering better first-time call resolution for customers. Our actions to provide improved customer service and better complaint handling have helped deliver a 40% reduction in Energywatch complaints over the same period last year.

Another key area of focus is the management of working capital where we are increasing the proportion of customers on payment methods such as direct debit and ‘pay-as-you-go’ using key meter technology. This has improved debtors’ cash flow and helped manage debt write-off performance. Direct debit penetration has increased further this year and we have introduced quarterly assessment for direct debit customers, which will help to ensure that the payments more accurately track consumption patterns and tariff changes. Earlier this year we commenced the introduction of key meters for ‘pay-as-you-go’ customers, which will improve the service offering to these customers and cash collection. Around 40,000 key meters have now been installed and, to enhance further the benefits of this initiative, we expect to accelerate its roll-out.

We continue to deliver working capital efficiencies and maintain our strong and effective performance in debt management by focusing on key operational improvements in the meter to cash process. Improved meter reader access, together with continued proactive customer contact to obtain meter reads has reduced estimation levels resulting in more accurate billing. This, coupled with enhancements to our debt management systems and processes, has offset economic pressure on debt management and collection and delivered a year-on-year improvement in customer debtor days outstanding. Some of these activities are now being benchmarked with leading international companies.

We are also involved in several other initiatives to address fuel poverty including our £3 million investment in the ScottishPower Energy People Trust, which we established last year. So far, £1.6 million has been awarded to 47 projects to help over 31,000 homes.

These results also reflect the benefit of our investment in wind farms. The completion of two additional projects, Black Law II (27 MW) and Beinn Tharsuinn (29 MW) increased operational capacity to 344 MW, reinforcing our position as the UK’s leading onshore wind developer. In addition, we have begun construction on Whitelee (322 MW) and Wether Hill (18 MW). Whitelee will be the largest onshore wind farm in Europe. We currently have 464 MW under construction or with planning consents. As a result, we either operate or have approvals for 808 MW, representing over 80% of our 2010 target.

Looking to the future, net capital investment was £123 million for the half year, with 45% invested in growth projects such as wind farm developments and the FGD project at Longannet. Our £170 million programme to install FGD equipment at Longannet will use seawater-based technology and will help us maintain a balanced generation portfolio. In addition, our programme of refurbishment and overhaul expenditure continued to focus on improving plant performance and availability at our coal stations and on increasing the flexibility of our CCGT plant.

In August, we announced the sale of Knapton power station to RGS Energy Limited for £15 million in cash. This arrangement includes favourable long-term power purchase and gas supply agreements with RGS.

PPM Energy

-	Adjusted operating profit up £58 million to £68 million*

-	Contribution from wind business up £37 million from new wind development

-	Strong returns from wholesale energy optimisation and trading

-	Improved contribution from owned and contracted gas storage

PPM Energy delivered strong growth in the half year with adjusted operating profit up by £58 million to £68 million*. These results demonstrate the benefit from our positions in attractive, high-growth market segments and strong returns from our investment strategy. The key profit drivers have been a full six month contribution from new wind farms along with the new profit stream from our wind ‘build-to-sell’ activities, good growth in gas storage and a strong performance in energy management.

Operating profit growth reflects the additional 516 MW of wind generation that has been developed over the last 12 months and the contribution from the sale of Leaning Juniper wind farm (100 MW) which was our first ‘build-to-sell’ project. ‘Build-to-sell’ is a new product offering where we construct wind farms for sale to large utilities. These projects are commercially attractive as they capitalise on PPM Energy’s wind development capabilities in turbine procurement and construction and its development assets. We will continue to pursue further ‘build-to-sell’ opportunities, as they arise. Given the development timescales, we do not anticipate a further ‘build-to-sell’ in the second half.

The majority of our half year net capital investment of £180 million was invested in wind farms, including the Big Horn wind farm in Washington (200 MW) and the successful completion of Maple Ridge Ia in New York adding 17 MW of renewable generation. This brings the total operational wind farm generation, under our control, to 1,620 MW, with approximately 90% of this output sold under long-term contracts. Construction is also underway at four further wind projects: the 45 MW Maple Ridge II wind farm in New York, the 150 MW MinnDakota wind farm in Minnesota and South Dakota, the 75 MW Twin Buttes wind farm in Colorado and the 221 MW Klondike III wind farm in Oregon.

We have secured wind turbines for the financial years ending March 2008 and March 2009 at competitive prices from manufacturers including GE, Siemens and Mitsubishi. This supply of turbines is consistent with our development objectives of 500-600 MW of new wind power per year. We have also announced our intention to expand our wind development activities to Canada as a natural extension of our development skills into a market with considerable momentum for adding renewable resources to its energy mix.

We also successfully completed our first and second wind portfolio transactions (Aeolus I and II) in May and November 2006, which represent a combined 657 MW of wind generation. This structure enables us to realise the value of tax benefits associated with our wind projects and release capital for reinvestment through an upfront cash payment and contracted future cash flows from equity investors. Most of the value of the tax benefits in the wind portfolio transactions are now recognised within pre-tax profit. The wind farms remain consolidated within our results and we retain significant ownership rights and operational control of the facilities. We are working on the third wind portfolio transaction representing 320 MW of wind generation in which there is continued strong market interest.

Results from our energy management activities, focusing on the management of core assets and the optimisation of wholesale energy positions and trading activities, increased by £22 million. These activities benefited from market volatility and our established market presence and systems’ capabilities. Our contracted gas storage business operates a hedging programme, which is put in place during the first half of the year when we store gas, and secures profit which is realised during the second half of the year when the gas is withdrawn under forward gas sales. Contracted gas has benefited in the half year from lower realised hedge losses compared to the same period last year.

Our owned gas storage again showed good growth, as a result of continued high storage volumes and spreads, as well as a full six months of operations at Grama Ridge. Investment in our gas storage facilities continued, with the ongoing construction of 9.5 BCF Waha and the Phase I 1.5 BCF expansion of Grama Ridge facility. In addition, the 15 BCF Houston Hub project continues to progress through the permitting phase.

FINANCIAL REVIEW

The Group’s results and comparatives have been prepared in accordance with IFRS. Items marked * represent adjusted results, further details of which are given below. These adjustments have been made in order to present the results on a more comparable basis and we believe that this provides a better indication of underlying business performance.

	2006/07	Half year 2005/06	Change
Adjusted results*
Operating profit (£m)	517.0	325.8	191.2
Profit before tax (£m)	482.8	273.3	209.5
Profit from continuing operations (£m)	329.5	236.7	92.8
Continuing earnings per share (pence)	21.05	12.83	8.22
Group earnings per share (pence)	21.05	20.50	0.55
Reported results
Operating profit (£m)	395.8	197.3	198.5
Profit before tax (£m)	271.2	16.5	254.7
Profit from continuing operations (£m)	180.6	87.6	93.0
Continuing earnings per share (pence)	11.54	4.72	6.82
Group earnings per share (pence)	11.54	12.53	(0.99)
Cash generated from operations	600.2	179.6	420.6

Unless otherwise stated ‘half year’ and ‘interim results’ relate to the six months to 30 September 2006.

Items marked * represent the results of our operations adjusted to: (i) exclude the effects of certain IAS 39 remeasurements, specifically fair value losses or gains on operating and financing derivatives; and, in relation to 2005/06, adjusted to: (ii) exclude exceptional items; and (iii) include depreciation and amortisation charges in relation to PacifiCorp incurred from 24 May 2005 to 30 September 2005, which, under IFRS, were not recognised in the Group’s results. The sale of PacifiCorp was completed on 21 March 2006 and PacifiCorp was reported as a discontinued operation during 2005/06. Reconciliations from the reported to the adjusted results are provided in Notes 2 and 14 to the Interim Accounts.

Adjusted results* - half year

Our businesses delivered a strong half year financial performance, with adjusted operating profit up 59% to £517 million. This growth was driven by: strong coal plant performance in the UK and benefits arising from our commodity procurement and trading strategy; the wind development activities within PPM Energy, along with growth in their energy management and gas storage activities, and a modest net increase in Energy Networks regulatory activities.

Adjusted net finance costs were £34 million; £18 million lower than for the same period last year. The improvement was largely as a result of lower average net debt and an increased net pension finance credit. Average net debt reduced due to the proceeds from the sale of PacifiCorp being held for approximately nine weeks until the majority of the cash was returned to shareholders at the beginning of June. The residual proceeds along with improved operational cash flows and the timing of capital spend also contributed to lower average net debt. Net finance income associated with our retirement benefit obligations increased largely as a result of higher expected returns on retirement benefit assets.

Adjusted profit before tax increased by 77% to £483 million. The profit growth was driven largely by our strong operational results, and also by lower financing costs, described above.

The adjusted income tax charge was £153 million compared to £37 million for the same period last year; and the adjusted effective rate of tax was 31.8% compared to 13.4%. Last year’s charge benefited from a £42 million settlement of outstanding tax claims, which had a disproportionate effect on the interim adjusted effective rate of tax. Disregarding the impact of the settlement and other smaller adjustments made in respect of prior years, the underlying rates are broadly similar.

Adjusted profit from continuing operations improved by 39% to £330 million as a result of the strong operational performance of the businesses and lower interest costs, partly offset by an increase in the tax charge - as discussed above. Adjusted continuing earnings per share (EPS) increased by 64% to 21.05 pence reflecting both the enhanced operational performance and the benefit from a reduction in share numbers following the capital reorganisation on the return of cash.

Adjusted Group EPS of 21.05 pence increased by 3%, with the benefits of the strong growth in continuing operations and the capital reorganisation being offset by the loss of earnings following the sale of PacifiCorp. On a like-for-like basis, last year’s adjusted Group EPS of 20.50 pence per share would be rebased to 15.05 pence reflecting the loss of earnings from PacifiCorp (-7.67 pence) and the capital reorganisation (+2.22 pence). Against this rebased figure, this year’s adjusted Group EPS of 21.05 pence per share has grown by 40%.

Reported results - half year

The Group’s reported results include the impact of IAS 39 on operating profit and net finance costs and any associated tax. Last year, the Group’s reported results also included a number of exceptional items and, in relation to PacifiCorp, excluded depreciation charges from 24 May 2005. There are no exceptional items in the current half year and PacifiCorp was disposed of on 21 March 2006.

Reported operating profit was £396 million, reflecting our strong operational performance, offset by net fair value losses on operating derivatives. These amounted to £121 million and comprised mark-to-market losses of £102 million and the unwind of opening balance sheet positions of £31 million, partly offset by favourable hedge ineffectiveness of £12 million. This compared to last year’s interim reported operating profit of £197 million, which included net fair value losses on operating derivatives of £161 million and net favourable exceptional items of £32 million. The exceptional items in the prior period comprised the gain on sale of Byley, offset by the first tranche of restructuring costs and an impairment provision relating to the retained US non-regulated business’s historic aircraft lease portfolio.

Reported net finance costs were £56 million lower at £125 million, largely due to lower net fair value losses on financing derivatives of £90 million compared to £128 million for the same period last year. These fair value losses are largely due to the impact of the rise in our share price over the half year on the fair value of the embedded derivative within the $700 million convertible bonds.

Reported profit before tax increased by £255 million to £271 million due to our strong operational results and a £77 million reduction in net fair value losses, partly offset by the net exceptional credit of £32 million recognised in last year’s interim results.

Reported profit from continuing operations increased by 106% to £181 million reflecting the strong underlying performance as discussed above and also an upside from lower net fair value losses compared to the same period last year, partly offset by last year’s favourable exceptional items. These factors, along with the benefit from the reduction in share numbers following the capital reorganisation, resulted in a 144% increase in reported continuing EPS to 11.54 pence.

Reported Group EPS of 11.54 pence was 0.99 pence lower than last year with the loss of earnings from PacifiCorp and the impact of last year’s exceptional items more than offsetting this year’s strong operational performance, the impact of net fair value losses and the benefit of the capital reorganisation.

Cash and net debt

Cash generated from operations increased by £421 million to £600 million for the half year, with operating cash flows of £549 million and favourable working capital movements of £51 million. Working capital movements improved by £324 million compared to the same period last year reflecting a significant reduction in margin deposits within PPM Energy and the benefit from our increased group-wide focus on operational cash management. This included favourable inventory movements and the impact of debt management initiatives.

Opening net debt of £83 million at 31 March 2006 included £2,768 million of net proceeds from the sale of PacifiCorp, which completed in March 2006. During the half year £2,204 million of the disposal proceeds were returned to shareholders, with a further £46 million due to be returned. The £46 million relates to the outstanding B shares, which are classified as net debt; further details are given below. Largely as a result of this, net debt increased by £2,201 million to £2,284 million at 30 September 2006.

Excluding the return of cash, net debt reduced by £49 million. Cash generated from operations of £600 million comprised £702 million less the £102 million special contribution to our pension schemes. This was absorbed by: £133 million of net tax and interest payments; £438 million of capital investment; and £139 million of dividend payments. Other net favourable movements were £159 million and included favourable non-cash foreign exchange.

The £2.2 billion return of cash financed from the $5.1 billion (£2.8 billion) net cash proceeds from the PacifiCorp disposal, took place in June. Shareholders were able to elect from three alternatives and, as a result, approximately £1.3 billion was returned via a single B share dividend and approximately £0.9 billion of B shares were repurchased. A number of shareholders, representing approximately 2% of the B shares issued, elected to retain their B shares and will be entitled to receive a non-cumulative preferential dividend. It is expected there will be an opportunity for shareholders to sell these shares to the company at certain future dates. These remaining B shares (£46 million) are, therefore, classified as financial liabilities and are included within net debt.

Dividend

The interim dividend for the six months to September 2006 will be 11.4 pence per ordinary share, payable on 28 December 2006. The ADS dividend will be confirmed in a separate announcement today. As previously announced, we are aiming to deliver an annual increase in the dividend this year of at least 7% from last year’s base of 25.0 pence per ordinary share. We have also announced that dividends will be paid bi-annually in December and June.

INVESTOR TIMETABLE

Ex dividend date for interim dividend	22 November 2006
Record date for interim dividend	24 November 2006
Interim dividend payable	28 December 2006
Preliminary results announced	23 May 2007
Final dividend payable	June 2007

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, or other similar words are also forward-looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	the success of reorganizational and cost-saving or other strategic efforts;

-	any regulatory changes (including changes in environmental regulations and legislation or regulatory outcomes) that may increase the operating costs of the Group, may require the Group to make unforeseen capital expenditures or may prevent the regulated business of the Group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the Group has operations;

-	the availability of acceptable fuel at favorable prices;

-	weather and weather-related impacts;

-	the availability of operational capacity of plants;

-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

-	unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;

-	the impact of interest rates and investment performance on pension and post-retirement expense;

-	the impact of new accounting pronouncements on results of operations; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

ScottishPower Interim Report & Accounts 2006/07

Group Income Statement

for the six months ended 30 September 2006

		Six months ended 30 September
		Before exceptional items and certain remeasurements 2006	Exceptional items and certain remeasurements (Notes 1(b),3) 2006		Total 2006		Before exceptional items and certain remeasurements 2005 (As restated - Note 1)		Exceptional items and certain remeasurements (Notes 1(b),3) 2005 (As restated - Note 1)	Total 2005 (As restated - Note 1)
	Notes	£m	£m		£m		£m		£m	£m
Continuing operations
Revenue	2	2,607.6	—		2,607.6		2,118.8		—	2,118.8
Cost of sales		(1,769.1)	—		(1,769.1)		(1,458.4)		—	(1,458.4)
Transmission and distribution costs		(167.6)	—		(167.6)		(153.2)		—	(153.2)

Administrative expenses	3	(193.0)	—		(193.0)		(185.5)		(46.5)	(232.0)
Net fair value losses on operating derivatives	2,3	—	(121.2)		(121.2)		—		(160.6)	(160.6)
Other operating income		37.4	—		37.4		5.0		—	5.0
Share of profit/(loss) of jointly controlled entities and associates	2	1.7	—		1.7		(0.9)		—	(0.9)
Gain on disposal of gas storage project	3	—	—		—		—		78.6	78.6

Operating profit	2,14	517.0	(121.2)		395.8		325.8		(128.5)	197.3
Finance income	4	124.0	—		124.0		105.2		—	105.2
Net fair value losses on financing derivatives	3,5	—	(90.4)		(90.4)		—		(128.3)	(128.3)
Finance costs	6	(158.2)	—		(158.2)		(157.7)		—	(157.7)
Net finance costs		(34.2)	(90.4)		(124.6)		(52.5)		(128.3)	(180.8)

Profit before tax	482.8	(211.6)	271.2		273.3		(256.8)		16.5
Income tax	3,7,14	(153.3)	62.7		(90.6)		(36.6)		107.7	71.1

Profit for the period from continuing operations		329.5	(148.9)		180.6		236.7		(149.1)	87.6
Discontinued operations
Profit for the period from discontinued operations	14	—	—		—		140.9		2.7	143.6

Profit for the period		329.5	(148.9)		180.6		377.6		(146.4)	231.2

Attributable to:
Equity holders of Scottish Power plc		329.7	(148.9)		180.8		376.7		(146.4)	230.3
Minority interests		(0.2)	—		(0.2)		0.9		—	0.9

		329.5	(148.9)		180.6		377.6		(146.4)	231.2

Basic earnings per ordinary share	9
- Continuing operations					11.54	p				4.72	p
- Discontinued operations					—					7.81	p

- Continuing and discontinued operations					11.54	p				12.53	p

Adjusted basic earnings per ordinary share	14
- Continuing operations			21.05	p			12.83	p
- Discontinued operations			—				7.67	p

- Continuing and discontinued operations			21.05	p			20.50	p

Diluted earnings per ordinary share	9
- Continuing operations					11.47	p				4.69	p
- Discontinued operations					—					7.76	p

- Continuing and discontinued operations					11.47	p				12.45	p

Adjusted diluted earnings per ordinary share	14
- Continuing operations			20.23	p			12.53	p
- Discontinued operations			—				7.26	p

- Continuing and discontinued operations			20.23	p			19.79	p

Dividend per ordinary share
Dividend per ordinary share (paid and proposed)	10				11.40	p				10.40	p

Group Statement of Recognised Income and Expense

for the six months ended 30 September 2006

	Six months ended 30 September
	2006	2005 (As restated - Note 1)
	£m	£m
(Losses)/gains on effective cash flow hedges recognised	(309.4)	237.4
Exchange movement on translation of overseas results and net assets	(55.9)	201.7
Gains/(losses) on net investment hedges	44.9	(206.0)
Losses on revaluation of available-for-sale securities	—	(0.6)
Actuarial losses on retirement benefits	(110.7)	(22.5)
Tax on items taken directly to equity	122.3	(22.1)

Net(expense)/income recognised directly in equity for the period	(308.8)	187.9
Profit for the period	180.6	231.2

Total income and expense for the period	(128.2)	419.1
Cumulative adjustment for the implementation of IAS 39 (net of tax)	—	281.4
Net(gains)/losses removed from equity and recognised in the period	(17.8)	30.5
Tax on items transferred from equity	15.8	(12.5)

Total recognised income and expense	(130.2)	718.5

Total income and expense for the period attributable to:
Equity holders of Scottish Power plc	(128.0)	418.2
Minority interests	(0.2)	0.9

	(128.2)	419.1

Reconciliation of Movements in Equity

for the six months ended 30 September 2006

	Six months ended 30 September
	2006	2005 (As restated - Note 1)
	£m	£m
Profit for the period	180.6	231.2
Net(expense)/income recognised directly in equity for the period	(308.8)	187.9
Net(gains)/losses removed from equity and recognised in the period (net of tax)	(2.0)	18.0
Dividends	(138.7)	(235.4)
Return of cash to shareholders	(2,249.9)	—
Share capital issued	12.5	25.1
Consideration paid in respect of purchase of own shares held under trust	(1.2)	(3.0)
Credit in respect of employee share awards	3.7	4.6
Consideration received in respect of sale of own shares held under trust	30.4	16.6
Net movement in minority interests	7.8	(1.2)

Net movement in equity	(2,465.6)	243.8

Opening equity	5,101.0	3,957.1
Cumulative adjustment for the implementation of IAS 39 (net of tax)	—	281.4
Reclassification of non-equity minority interests on implementation of IAS 32	—	(52.5)

Opening equity as restated for the adoption of IAS 32 and IAS 39	5,101.0	4,186.0

Closing equity	2,635.4	4,429.8

Group Cash Flow Statement

for the six months ended 30 September 2006

	Notes	Six months ended 30 September
		2006	2005
		£m	£m
Continuing operations
Operating activities
Cash generated from operations	11	600.2	179.6
Dividends received from jointly controlled entities		0.9	0.2
Interest paid		(87.9)	(100.1)
Interest received		50.8	30.6
Income taxes paid		(95.5)	(53.8)
Reallocation from discontinued operations		—	6.6

Net cash from operating activities		468.5	63.1

Continuing operations
Investing activities
Purchase of intangible assets		(31.8)	(13.7)
Proceeds from sale of intangible assets		0.3	—
Purchase of property, plant and equipment		(389.0)	(515.1)
Proceeds from sale of property, plant and equipment		14.0	5.2
Purchase of fixed asset investments		(46.8)	(58.1)
Deferred income received		29.9	10.7
Sale of businesses and subsidiaries		(17.8)	69.3
Increase in term deposits		(46.4)	—
Equity investment in discontinued operations		—	(137.3)
Dividend received from discontinued operations		—	56.9

Net cash used in investing activities		(487.6)	(582.1)

Continuing operations
Financing activities
Share capital issued		12.5	25.1
Return of cash to shareholders	8	(2,203.5)	—
Dividends paid to company’s equity holders		(138.7)	(235.4)
Proceeds received from minority interests		7.8	(1.2)
Net consideration received in respect of own shares held under trust		29.2	14.0
Repayments of borrowings		(1.1)	(123.5)
Proceeds from borrowings		2.9	63.4
Reallocation from discontinued operations		—	57.2

Net cash used in financing activities		(2,290.9)	(200.4)

Net decrease in net cash and cash equivalents - continuing operations		(2,310.0)	(719.4)
Net decrease in net cash and cash equivalents - discontinued operations		—	(40.9)

Net decrease in net cash and cash equivalents		(2,310.0)	(760.3)

Movement in Net Cash and Cash Equivalents

for the six months ended 30 September 2006

			Six months ended 30 September
			2006	2005
	Note		£m	£m
Net cash and cash equivalents at beginning of period			3,583.0	1,727.3
Less: Net cash and cash equivalents at beginning of period - discontinued operations			—	97.4

Net cash and cash equivalents at beginning of period - continuing operations			3,583.0	1,629.9
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005			—	0.7

Net cash and cash equivalents at 1 April (2005 as restated on implementation of IAS 39)-continuing operations			3,583.0	1,630.6
Net decrease in net cash and cash equivalents			(2,310.0)	(719.4)
Effect of foreign exchange rate changes			(25.7)	5.8
Mark-to-market movements on certain money market funds			(4.3)	1.6

Net cash and cash equivalents at end of period - continuing operations	(a	)	1,243.0	918.6

(a)	Net cash and cash equivalents in respect of continuing operations at 30 September 2006 comprises cash and cash equivalents and term deposits of £1,289.6 million less term deposits of £46.4 million and bank overdrafts of £0.2 million and at 30 September 2005 comprises cash and cash equivalents of £920.2 million less bank overdrafts of £1.6 million.

Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the six months ended 30 September 2006

			Six months ended 30 September
			2006	2005 (As restated - Note 1)
	Notes		£m	£m
Net debt at beginning of period			(82.7)	(4,334.8)
Less: Net debt at beginning of period - discontinued operations			—	(2,307.6)

Net debt at beginning of period - continuing operations			(82.7)	(2,027.2)
Decrease in net debt on implementation of IAS 39 on 1 April 2005 - continuing operations			—	0.5

Net debt at 1 April (2005 as restated on implementation of IAS 39) - continuing operations			(82.7)	(2,026.7)
Issue of B shares	(a	)	(2,249.9)	—

			(2,332.6)	(2,026.7)
Net decrease in net cash and cash equivalents			(2,310.0)	(719.4)
Outflow of net cash and cash equivalents to shareholders under B share scheme	(a	)	2,203.5	—
(Inflow)/outflow of net cash and cash equivalents from (increase)/decrease in loans and borrowings			(1.8)	60.1
Outflow of net cash and cash equivalents from movement in term deposits			46.4	—
Foreign exchange			105.3	(85.8)
Mark-to-market movements on net debt			(0.4)	(16.0)
Other non-cash and cash equivalent movements			5.7	(10.1)

Net debt at end of period - continuing operations	(b	)	(2,283.9)	(2,797.9)

(a)	B shares issued as part of the capital reorganisation are classified as liabilities under IAS 32 and are therefore included within net debt.

(b)	Net debt at end of period - continuing operations comprises:

	30 September
	2006	2005 (As restated - Note 1)
	£m	£m
Current assets
- Cash and cash equivalents and term deposits	1,289.6	920.2
Current liabilities
- loans and other borrowings	(439.6)	(551.1)
- obligations under finance leases	(4.1)	(10.1)
Non-current liabilities
- loans and other borrowings	(3,084.5)	(3,095.5)
- obligations under finance leases	(45.3)	(61.4)

Net debt at end of period - continuing operations	(2,283.9)	(2,797.9)

Group Balance Sheet

as at 30 September 2006

30 September 2005 (As restated - Note 1)	31 March 2006 (As restated - Note 1)
30 September 2006
Notes	£m	£m	£m
Non-current assets
Intangible assets
- goodwill	100.0	92.6	100.8
- other intangible assets	153.1	120.8	147.6
Property, plant and equipment	5,708.9	5,183.0	5,489.8
Investments accounted for using the equity method	165.2	114.0	126.7
Other investments	4.1	—	4.1
Trade and other receivables	21.3	—	10.7
Derivative financial instruments	463.9	687.2	600.0
Finance lease receivables	82.0	123.0	104.6

Non-current assets	6,698.5	6,320.6	6,584.3

Current assets
Inventories	339.7	353.8	207.5
Trade and other receivables	867.4	923.2	1,199.1
Derivative financial instruments	579.6	786.3	844.8
Finance lease receivables	7.8	15.9	20.5
Cash and cash equivalents and term deposits	1,289.6	920.2	3,584.4
Assets classified as held for sale	—	7,621.9	—

Current assets	3,084.1	10,621.3	5,856.3

Total assets	2	9,782.6	16,941.9	12,440.6
Current liabilities
Loans and other borrowings	(439.6)	(551.1)	(523.0)
Derivative financial instruments	(546.1)	(665.4)	(403.9)
Obligations under finance leases	(4.1)	(10.1)	(6.7)
Trade and other payables	(919.4)	(1,043.6)	(1,124.5)
Current tax liabilities	(437.4)	(275.5)	(406.3)
Provisions	(10.7)	(27.6)	(26.5)
Liabilities classified as held for sale	—	(5,075.4)	—

Current liabilities	(2,357.3)	(7,648.7)	(2,490.9)

Non-current liabilities
Loans and other borrowings	(3,084.5)	(3,095.5)	(3,079.4)
Derivative financial instruments	(251.5)	(264.0)	(147.3)
Obligations under finance leases	(45.3)	(61.4)	(58.0)
Trade and other payables	(5.0)	—	(36.6)
Retirement benefit obligations	(160.8)	(208.2)	(155.5)
Deferred tax liabilities	(641.3)	(725.7)	(823.3)
Provisions	(66.2)	(27.3)	(65.8)
Deferred income	(535.3)	(481.3)	(482.8)

Non-current liabilities	(4,789.9)	(4,863.4)	(4,848.7)

Total liabilities	2	(7,147.2)	(12,512.1)	(7,339.6)

Net assets	2,635.4	4,429.8	5,101.0

Equity
Share capital	624.8	935.5	935.6
Share premium	2,337.4	2,317.0	2,326.0
Hedge reserve	339.9	606.3	595.2
Translation reserve	(3.2)	513.0	8.2
Other reserves	743.3	430.5	431.4
Retained (loss)/earnings	(1,414.5)	(375.4)	804.5

Equity attributable to equity holders of Scottish Power plc	2,627.7	4,426.9	5,100.9
Minority interests	7.7	2.9	0.1

Total equity	2,635.4	4,429.8	5,101.0

Net asset value per ordinary share	9	178.0	p	239.9	p	275.7	p

Notes to the Interim Accounts

for the six months ended 30 September 2006

1 Basis of preparation

(a) The financial information included within these Interim Accounts has been prepared on the basis of accounting policies consistent with those set out in the Accounts for the year ended 31 March 2006 and in accordance with the Listing Rules of the Financial Services Authority. The group has not adopted IAS 34 ‘Interim Financial Reporting’.

(b) The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 ‘Presentation of Financial Statements’ and reflects the impact of the adoption of IAS 32 ‘Financial Instruments:

Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ with effect from 1 April 2005. In order to provide readers with a clear, consistent, and more useful presentation of the group’s underlying performance, profit for the period has been analysed between (i) profit before exceptional items and certain remeasurements and (ii) the effect of exceptional items and certain remeasurements. Included in this latter category are:

-	items which are included in operating profit but classified as exceptional as the directors consider that by virtue of their nature, size or incidence, it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood;

-	fair value gains and losses on operating derivatives and financing derivatives. All of the group’s treasury activities and all but an immaterial proportion of the group’s energy management activities are undertaken with a view to economically hedging the group’s physical and financial exposures. A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement. In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness which is recorded in the income statement. The directors consider that this accounting treatment of fair valuing economic hedges and the resulting income statement volatility does not appropriately reflect the business purpose of these contracts. In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39 which remains within underlying business performance;

-	in the prior period, the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005, when it became a discontinued operation, as required by IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’; and

-	the taxation effect of the above items.

Further analysis of the items included in the column Exceptional items and certain remeasurements is provided in Note 3 to the Accounts. This income statement format aligns with the group’s calculations of adjusted earnings per share as previously presented in the group’s Accounts in 2005/06.

(c) During the preparation of the group’s Accounts for the year ended 31 March 2006, the group revisited its IAS 39 transition adjustment as at 1 April 2005. This resulted in the IAS 39 adjustment to equity attributable to equity holders of Scottish Power plc changing by £16.9 million from £264.5 million to £281.4 million. Consequential adjustments were made to Other intangible assets, Trade and other payables, Non-current loans and other borrowings, Deferred tax liabilities, Hedge reserve, Translation reserve and Retained earnings at 1 April 2005. As a result of these changes comparative figures for the six month period to 30 September 2005 have been restated in the Group Statement of Recognised Income and Expense, Reconciliation of Movements in Equity and Group Balance Sheet and related notes. There is no impact on the Group Income Statement as a result of these adjustments.

The effect of the change in IAS 39 transition adjustment on the group’s previously reported Net assets was to increase Net assets and Total equity by £14.7 million at 30 September 2005 and is analysed as follows:

As at 30 September 2005

			Other intangible assets	Current trade and and other payables	Non-current loans other borrow- ings	Defer- red tax liabi- lities	Net assets
	Note		£m	£m	£m	£m	£m
As previously reported			149.0	(1,203.9)	(3,486.7)	(708.9)	4,415.1
Effect of change in IAS 39 transition adjustment			(28.2)	41.4	18.3	(16.8)	14.7
As restated	(i	)	120.8	(1,162.5)	(3,468.4)	(725.7)	4,429.8

				Hedge reserve	Translation reserve	Retained earnings	Total equity
				£m	£m	£m	£m
As previously reported				569.9	510.9	(351.6)	4,415.1
Effect of change in IAS 39 transition adjustment				36.4	2.1	(23.8)	14.7
As restated				606.3	513.0	(375.4)	4,429.8

(i) The balance of Current trade and other payables has been further restated from £1,162.5 million to £1,043.6 million as a result of the netting of certain Trade and other payables and certain Trade and other receivables as described in Note 1 (f) below and the balance of Non-current loans and other borrowings has been further restated from £3,468.4 million to £3,095.5 million as a result of the reclassification of the group’s convertible bonds as described in Note 1(d) below.

(d) In the light of evolving practice and in line with the presentation adopted in the Accounts for the year ended 31 March 2006, the group has changed the classification of its convertible bonds from Non-current liabilities to Current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 and the IASB’s Framework for the Preparation and Presentation of Financial Statements. The effect of this reclassification has been to increase Current liabilities at 30 September 2005 by £572.3 million and reduce Non-current liabilities by the same amount. This comprises an increase to Current loans and other borrowings of £372.9 million and an increase to Current derivative financial instruments of £199.4 million, with a corresponding decrease to Non-current loans and other borrowings of £372.9 million and a decrease to Non-current derivative financial instruments of £199.4 million.

(e) In the six months ended 30 September 2005, certain intra-segment transactions within PPM Energy were recorded on a gross basis instead of a net basis. The comparative figures for that period have, therefore, been restated with a reduction in Revenue and Cost of sales of £38.3 million. There is no impact on previously reported Operating Profit or Net Assets as a result of this restatement. The effect on periods prior to 1 April 2005 was not material. There is no impact on the results of the PPM Energy segment for the year ended 31 March 2006, which reported intra-segment transactions on a net basis.

(f) Following a recent review of the group’s energy-related agreements by counterparty against the criteria for offset of financial assets and financial liabilities contained in IAS 32, the group has determined that certain of its Trade and other receivables and Trade and other payables and Derivative financial assets and Derivative financial liabilities, which were previously shown on a gross basis, meet the criteria for offset and have, accordingly, been presented on a net basis in the Balance Sheet at 30 September 2006. Comparative figures have been restated accordingly. Previously reported Trade and other receivables and Trade and other payables have reduced by £118.9 million at 30 September 2005 and by £245.2 million at 31 March 2006. Previously reported Derivative financial assets and Derivative financial liabilities have reduced by £25.1 million at 31 March 2006 (30 September 2005 £nil). There is no effect on previously reported net assets.

(g) The Interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page 22. The information shown for the year ended 31 March 2006 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2006 filed with the Registrar of Companies. The report of the group’s former auditors, PricewaterhouseCoopers LLP, on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

2 Segmental information

For management purposes, the group is currently organised into three operating businesses, Energy Networks, Energy Retail & Wholesale and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s former regulated US business, is included within discontinued operations.

(a) Revenue by segment

			Six months ended 30 September
			Total revenue 2005		Inter-segment revenue		External revenue 2005
				(As restated - Note 1)				(As restated - Note 1)
			2006		2006	2005	2006
	Notes		£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	(i	)	407.4	398.6	(130.7)	(135.3)	276.7	263.3
Energy Retail & Wholesale			2,015.5	1,647.5	(10.3)	(7.7)	2,005.2	1,639.8

United Kingdom total			2,422.9	2,046.1	(141.0)	(143.0)	2,281.9	1,903.1

Continuing operations
United States
PPM Energy			323.4	211.1	—	—	323.4	211.1

United States total			323.4	211.1	—	—	323.4	211.1

Unallocated revenue	(i	)					2.3	4.6

Total	(ii	)					2,607.6	2,118.8

(i) Unallocated revenue includes revenue from certain non-regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities. Revenue from these businesses in the six months ended 30 September 2005 amounted to £1.9 million. Unallocated revenue also includes revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii) In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b) Operating profit by segment

	Six months ended 30 September					Six months ended 30 September
		Before net fair value losses on oper- ating deriv- atives	Net Fair value losses oper- ating- deriv- atives (Note 3)	Total	Before net fair value losses on oper- ating deriv- atives and exept- ional items	Net fair value losses on oper- ating deriv- atives (Note 3)	Except- ional items (Note 3) items	Net fair value losses on oper- ating deriv- atives value and except- ional items	Total
	Notes	2006	2006	2006	2005	2005	2005	2005	2005
		£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	(i)	244.5	—	244.5	240.8	—	(3.7)	(3.7)	237.1
Energy Retail & Wholesale		215.7	(130.5)	85.2	90.0	(96.3)	70.1	(26.2)	63.8

United Kingdom total		460.2	(130.5)	329.7	330.8	(96.3)	66.4	(29.9)	300.9

Continuing operations
United States
PPM Energy		67.9	9.6	77.5	9.6	(64.3)	—	(64.3)	(54.7)

United States total		67.9	9.6	77.5	9.6	(64.3)	—	(64.3)	(54.7)

Unallocated net expense	(i)	(11.1)	(0.3)	(11.4)	(14.6)	—	(34.3)	(34.3)	(48.9)

Total	(ii)	517.0	(121.2)	395.8	325.8	(160.6)	32.1	(128.5)	197.3

(i) Unallocated net expense includes the results of certain non-regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities. Operating profit from these businesses in the six months ended 30 September 2005 amounted to £2.1 million. Unallocated net expense also includes corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.

(ii) Share of profit/(loss) in jointly controlled entities and associates included in operating profit by segment for the six months ended 30 September 2006 is as follows: Energy Networks £nil (2005 £(1.2) million), Energy Retail & Wholesale £0.6 million (2005 £0.3 million), PPM Energy £1.1 million (2005 £nil) and Unallocated net expense £nil (2005 £nil).

(c) Net fair value losses on operating derivatives by segment Included in operating profit above are net fair value (losses)/gains on operating derivatives as follows:

	Six months ended 30 September
	Unwind of opening position		Mark-to-market losses		Hedge ineffectiveness		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	(49.3)	(29.3)	(81.1)	(64.2)	(0.1)	(2.8)	(130.5)	(96.3)

United Kingdom total	(49.3)	(29.3)	(81.1)	(64.2)	(0.1)	(2.8)	(130.5)	(96.3)

Continuing operations
United States
PPM Energy	18.5	28.6	(20.6)	(81.2)	11.7	(11.7)	9.6	(64.3)

United States total	18.5	28.6	(20.6)	(81.2)	11.7	(11.7)	9.6	(64.3)

Unallocated	—	—	(0.3)	—	—	—	(0.3)	—

Total	(30.8)	(0.7)	(102.0)	(145.4)	11.6	(14.5)	(121.2)	(160.6)

(d) Total assets and liabilities by segment

		Total Assets			Total Liabilities
		30 September 2006	30 September 2005 (As restated - Note 1)	31 March 2006 (As restated - Note 1)	30 September 2006	30 September 2005 (As restated - Note 1)	31 March 2006 (As restated - Note 1)
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	(i)	3,479.1	3,217.5	3,366.2	(697.1)	(652.7)	(743.4)
Energy Retail & Wholesale		3,227.9	3,223.5	3,752.8	(862.5)	(735.8)	(812.2)

United Kingdom total		6,707.0	6,441.0	7,119.0	(1,559.6)	(1,388.5)	(1,555.6)

Continuing operations
United States
PPM Energy		1,500.8	1,628.9	1,400.7	(354.5)	(591.0)	(410.8)

United States total		1,500.8	1,628.9	1,400.7	(354.5)	(591.0)	(410.8)

Total continuing operations		8,207.8	8,069.9	8,519.7	(1,914.1)	(1,979.5)	(1,966.4)
Discontinued operations - PacifiCorp (United States)		—	7,621.9	—	—	(5,075.4)	—
Unallocated assets/(liabilities)	(i)	1,574.8	1,250.1	3,920.9	(5,233.1)	(5,457.2)	(5,373.2)

Total	(ii)	9,782.6	16,941.9	12,440.6	(7,147.2)	(12,512.1)	(7,339.6)

(i)	Unallocated assets/(liabilities) include the net assets of certain non-regulated businesses, previously included within the Energy Networks segment, which are now managed as part of corporate office activities. These businesses had assets of £18.0 million and liabilities of £4.3 million at 30 September 2005 and assets of £19.2 million and liabilities of £6.7 million at 31 March 2006. Unallocated assets/(liabilities) also include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 30 September 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 30 September 2006 and 31 March 2006 relate solely to continuing operations.
(ii)	Investments in jointly controlled entities and associates included in total assets by segment are as follows: Energy Networks £0.6 million (30 September 2005 £1.5 million; 31 March 2006 £nil), Energy Retail & Wholesale £10.5 million (30 September 2005 £11.3 million; 31 March 2006 £10.8 million), PPM Energy £154.1 million (30 September 2005 £101.2 million; 31 March 2006 £115.9 million) and Unallocated assets/(liabilities) £nil (30 September 2005 £nil; 31 March 2006 £nil).

3 Exceptional items and certain remeasurements

Exceptional items and certain remeasurements included in profit for the period from continuing operations for the six months ended 30 September 2006 are as follows:

		Six months ended 30 September
		2006	2005
	Notes	£m	£m
(a) Exceptional administrative expenses
Corporate restructuring costs	(i)	—	(21.1)
Impairment of finance lease receivables	(ii)	—	(25.4)

			(46.5)
(b) Gain on disposal of gas storage project	(iii)	—	78.6

Total exceptional items		—	32.1

(c) IAS 39 adjustments
Net fair value losses on operating derivatives	2, 14	(121.2)	(160.6)
Net fair value losses on financing derivatives	5, 14	(90.4)	(128.3)

Total IAS 39 adjustments		(211.6)	(288.9)

Tax on exceptional items and certain remeasurements
Tax on exceptional administrative expenses		—	15.9
Tax on IAS 39 adjustments		62.7	91.8

		62.7	107.7

Total exceptional items and certain remeasurements (net of tax)
- continuing operations		(148.9)	(149.1)

(i)	A gross exceptional charge of £21.1 million and related tax credit of £6.3 million for the six months ended 30 September 2005, relating to costs of the corporate restructuring. Costs of the corporate restructuring by segment for the six months ended 30 September 2005 are as follows: Energy Networks £3.7 million, Energy Retail & Wholesale £8.5 million, PPM Energy £nil and Unallocated net expense £8.9 million.
(ii)	A gross exceptional charge of £25.4 million and related tax credit of £9.6 million for the six months ended 30 September 2005, relating to the impairment of the group’s aircraft leases within the Unallocated segment.
(iii)	A gross exceptional gain within Energy Retail & Wholesale of £78.6 million for the six months ended 30 September 2005, relating to the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

4 Finance income

	Six months ended 30 September
	2006	2005
	£m	£m
Interest income	53.3	48.7
Expected return on retirement benefit assets	70.7	56.5

Total	124.0	105.2

5 Net fair value losses on financing derivatives

Net fair value losses on financing derivatives of £90.4 million (2005 £128.3 million) includes losses of £77.9 million (2005 £141.7 million) for the six months ended 30 September 2006, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bonds, primarily as a result of movement in the company’s share price.

6 Finance costs

	Six months ended 30 September
	2006	2005
	£m	£m
Interest charge	100.8	106.3
Unwinding of discount on provisions	0.5	0.4
Interest on retirement benefit obligations	56.9	51.0

Total	158.2	157.7

7 Income tax

Income tax includes deferred tax and is computed as follows:

(a) Tax is calculated on the profits for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to these profits.

(b) Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected, as appropriate, at the applicable territorial rate.

(c) Charges or credits to income taxes relating to prior-year items are recognised in the period in which they arise.

8 Return of cash to shareholders

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a return of cash to shareholders of £2.25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares.

On 15 May 2006, one in every three of the company’s existing ordinary shares were reclassified into B shares. The company’s existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification.

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange’s main market for listed securities on that date.

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held:

- to receive a dividend of £3.60 after which the B share would be converted into a deferred share with a negligible value;

- to have it repurchased by the company for £3.60; or

- to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3.60.

As a result of elections received from shareholders, on 22 May 2006 the company declared a B share dividend of £3.60 per share in respect of 370,655,937 B shares, totalling £1,334.4 million, and agreed to acquire a further 240,324,768 B shares for a total consideration of £865.2 million. 12,884,044 B shares, with a value of £46.4 million, remain outstanding at 30 September 2006. Net costs amounted to £3.9 million.

9 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Six months ended 30 September
	2006	2005
	£m	£m
Basic earnings per ordinary share
Profit attributable to equity holders of Scottish Power plc
- Continuing	180.8	86.7
- Discontinued	—	143.6
- Continuing and Discontinued	180.8	230.3
Weighted average ordinary share capital (number of shares, million)	1,566.4	1,837.5
Diluted earnings per share
Profit attributable to equity holders of Scottish Power plc
- Continuing	180.8	86.7
- Discontinued	—	143.6
- Continuing and Discontinued	180.8	230.3
Weighted average ordinary share capital (number of shares, million)	1,576.1	1,849.4

The difference between the basic and diluted weighted average ordinary share capital is attributable to outstanding share options and shares held in trust for the group’s employee share schemes. The group’s convertible bonds were anti-dilutive for the six months ended 30 September 2006 and for the six months ended 30 September 2005 based on the continuing profit attributable to equity holders of Scottish Power plc.

(b) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	30 September 2006	30 September 2005 (As restated - Note 1)	31 March 2006
Net assets (as adjusted) (£ million)	2,627.7	4,426.9	5,100.9
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,476.5	1,845.5	1,850.1

10 Dividends

	Six months ended 30 September		Six months ended 30 September
	2006 pence per ordinary share	2005 pence per ordinary share	2006	2005
			£m	£m
Final dividend paid for the prior year	9.40	7.65	138.7	139.4
First interim dividend paid	—	5.20	—	96.0

Total dividends paid	9.40	12.85	138.7	235.4

Proposed first interim dividend	11.40	—	168.9	—
Proposed second interim dividend	—	5.20	—	96.3

The proposed first interim dividend of 11.40 pence per ordinary share is payable on 28 December 2006 to shareholders on the register at 24 November 2006. The proposed first interim dividend was approved by the Board on 14 November 2006 and as required by IAS 10 ‘Events After the Balance Sheet Date’ has not been included as a liability in these Accounts.

As part of the return of capital to ordinary shareholders, a dividend of £3.60 per B share was declared in respect of 370,655,937 B shares totalling £1,334.4 million. Further details of the return of capital to ordinary shareholders are set out in Note 8.

11 Reconciliation of operating profit to cash generated from continuing operations

	Six months ended 30 September 2005
	2006	(As restated - Note 1)
	£m	£m
Operating profit	395.8	197.3
Adjustments for:
Fair value losses on operating derivatives	121.2	160.6
Share of (profit)/loss in jointly controlled entities and associates	(1.7)	0.9
Exceptional items	—	(32.1)
Amortisation	10.8	16.4
Depreciation	118.9	103.0
(Profit)/loss on sale of property, plant and equipment	(9.7)	4.5
Amortisation of share scheme costs	3.7	4.6
Movement in deferred income	12.9	(10.2)

Movement in provisions	(103.0)	6.9
Operating cash flows before movements in working capital	548.9	451.9
Increase in inventories	(139.7)	(255.5)
Decrease/(increase) in trade and other receivables	374.3	(62.2)
(Decrease)/increase in trade and other payables	(183.3)	45.4

Cash generated from continuing operations	600.2	179.6

12 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2005/06 Annual Report & Accounts.

13 Exchange rates

The relevant exchange rates applied in the preparation of these Interim Accounts were $1.85/£ (average rate for the six month period to 30 September 2006),$1.87/£ (closing rate as at 30 September 2006), $1.79/£ (average rate for the three month period to 30 September 2005), $1.86/£ (average rate for the three month period to 30 June 2005), $1.76/£ (closing rate as at 30 September 2005) and $1.74/£ (closing rate as at 31 March 2006).

14 Reconciliation of adjusted profits and earnings per share

Set out below is the reconciliation of adjusted profits and earnings per share which has been prepared in accordance with the methodology set out in Note 1(b).

		Six months ended 30 September
Adjusted profit from continuing operations		2006	2005
	Note	£m	£m
Continuing operations
Operating profit		395.8	197.3
IAS 39 adjustments
- net fair value losses on operating derivatives		121.2	160.6
Other items
- exceptional items	3	—	(32.1)

Adjusted operating profit		517.0	325.8

Net finance costs		(124.6)	(180.8)
IAS 39 adjustments
- net fair value losses on financing derivatives		90.4	128.3

Adjusted net finance costs		(34.2)	(52.5)

Adjusted profit before tax		482.8	273.3

Tax		(90.6)	71.1
- tax on adjusting items		(62.7)	(107.7)

Adjusted tax		(153.3)	(36.6)

Adjusted profit from continuing operations		329.5	236.7

	Six months ended 30 September
Adjusted profit from discontinued operations	2006	2005
	£m	£m
Discontinued operations
Profit from discontinued operations	—	143.6
IAS 39 adjustments
- net fair value gains on operating derivatives	—	(2.1)
- net fair value losses on financing derivatives	—	23.7
- loss following de-designation of net investment hedges	—	46.1
Other items
- PacifiCorp depreciation 24 May 2005 - 30 September 2005	—	(81.1)
Tax on adjusting items	—	10.7
Net adjusting items	—	(2.7)

Adjusted profit from discontinued operations	—	140.9

	Six months ended 30 September
Adjusted profit attributable to equity holders of Scottish Power plc	2006	2005
	£m	£m
Adjusted profit	329.5	377.6

Minority interests	0.2	(0.9)

Adjusted profit attributable to equity holders of Scottish Power plc	329.7	376.7

	Six months ended 30 September
Adjusted basic earnings per share	2006	2005
	£m	£m
Weighted average ordinary share capital (number of shares, million)	1,566.4	1,837.5

Adjusted basic earnings per share	21.05p	20.50p

	Six months ended 30 September
Adjusted basic earnings per share from continuing operations	2006	2005
	£m	£m
Adjusted profit from continuing operations	329.5	236.7
Minority interests	0.2	(0.9)

Adjusted continuing profit attributable to equity holders of Scottish Power plc	329.7	235.8

Adjusted basic earnings per share from continuing operations	21.05p	12.83p

Adjusted basic earnings per share from discontinued operations were nil pence (2005 7.67 pence).

Adjusted diluted earnings per share were 20.23 pence (2005 19.79 pence), of which 20.23 pence (2005 12.53 pence) was from continuing operations and nil pence (2005 7.26 pence) was from discontinued operations.

Independent Review Report to Scottish Power plc for the six months ended 30 September 2006

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 September 2006 which comprise the Group Income Statement, Group Statement of Recognised Income and Expense, Reconciliation of Movements in Equity, Group Cash Flow Statement, Movement in Net Cash and Cash Equivalents, Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt, Group Balance Sheet and related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

Deloitte & Touche LLP

Chartered Accountants

Glasgow

14 November 2006